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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
             [ ] Form D      [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: June 30, 2007

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on From 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Tenneco Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

500 North Field Drive
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Address of Principal Executive Office (Street and Number)

Lake Forest, Illinois 60045
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City, State and Zip Code

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | (a)  The reason described in reasonable detail in Part III of this form
      |      could not be eliminated without unreasonable effort or expense;
  [X] | (b)  The subject annual report, semi-annual report, transition report on
      |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or
      |      portion thereof, will be filed on or before the fifteenth calendar
      |      day following the prescribed due date; or the subject quarterly
      |      report of transition report on Form 10-Q or subject distribution
      |      report on Form 10-D, or portion thereof, will be filed on or before
      |      the fifth calendar day following the prescribed due date; and
      | (c)  The accountant's statement or other exhibit required by Rule
      |      12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The company announced on July 23, 2007 that it would restate its financial statements primarily to correct the accounting for interest rate swaps that the company entered into in 2004. As previously disclosed, the restatement will also reflect other accounting adjustments, as well as the results of Tenneco's reconciliation of its deferred tax balances. The restatement will impact the years ended December 31, 2004, 2005 and 2006 and the quarters ended March 31, 2006 and 2007, June 30, 2006 and September 30, 2006. The company plans to file an amendment to its Form 10-K for the year ended December 31, 2006 and an amendment to its Form 10-Q for the quarter ended March 31, 2007 on August 14, 2007. Because the restated financial statements will not be filed until August 14, the company's Form 10-Q for the second quarter 2007 will not be filed until that date.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Kenneth R. Trammell             (847)                   482-5000
     (Name)                          (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                         [X] Yes  ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 ___ Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                  Tenneco Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



/s/ Kenneth R. Trammell
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Kenneth R. Trammell, Executive Vice President and Chief Financial Officer
Date: August 8, 2007


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.